Exhibit 99.1

ABN 82 010 975 612

Level 18, 101 Collins Street
Victoria 3000 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Board Changes

Brisbane, Australia, 16 March 2015. Progen Pharmaceuticals Ltd (“Progen” or “the Company") (ASX: PGL, OTC: PGLA) is pleased to announce the appointment of Dr Christopher Harvey as an independent Non-Executive Director.

Dr Harvey is currently the Chairman of Global Speciality Chemicals Pty Ltd and HealthGuard Corporation Pty Ltd which are privately owned Australian companies engaged in the research and development, manufacture and sales of HealthGuard® – Intelligent Biotech Solutions. HealthGuard®, the world leader in the innovation of Intelligent Biotech Solutions, includes a range of anti-bed bug, anti-dust mite, anti-mosquito, anti-bacterial and anti-fungal treatments for preventing and reducing diseases caused by infestations of the House Dust Mite and Bed bugs, Mosquito blood feeding and various other Gram-positive & Gram-negative strains of bacteria including the Super bugs MRSA and VRE.

Dr Harvey holds a Diploma in Art and Design and a Bachelor of Science in Colour Chemistry. Whilst studying for his Bachelor of Science, Dr Harvey concurrently researched a Master of Philosophy in Microbiology and went on to obtain a PhD in Organic Chemistry. Dr Harvey has regularly presented lectures to the governments of Thailand and Vietnam in order to improve their manufacturing skills.

The Company welcomes the appointment of Dr Harvey to his new role and looks forward to his contribution and support.

Further, Mr Heng Tang has resigned from his roles as Managing Director of PharmaSynth Pty Ltd and Director of the Company to pursue other business interests. The Board thanks Mr Tang for his contribution to the company over the last few years in his executive and non-executive capacity and wished him well for the future.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.